UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 1Q2021 OPERATIONAL RESULTS

Moscow, Russia – May 20, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2021 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on operational results.

“Our operational dynamics in 1Q2021 were largely what they were due to conditions our company worked in last year, caused by both external and internal factors. Even as the decrease in debt leverage due to restructuring and partial repayment of our loans had its positive impact, starting in April-May Mechel felt the lack of cash flow sufficient for financing our operations as needed. This was due to a major slump in coal and steel prices because of the pandemic. Underfunding of our operations in the second half of last year led to a major reduction in stripping and negative dynamics in coal mining and sales in 1Q2021 accordingly. The steel division had a similar situation.

“I would like to note that this year, due to a significant improvement in market trends, we managed to provide ample funding for our repair programs, which had a positive effect. In April alone, sales of most of our products demonstrated results nearly equal to half of those of the entire first quarter. For example, last month we sold approximately 500,000 tonnes of coking coal concentrate — which is 53% of the amount sold in the entire reporting period.

“The 23-percent decrease in sales of coking coal concentrate was due to reduced mining of this type of coals caused by insufficient stripping volumes in 4Q2020 at our facilities in Yakutia and Kuzbass. The same cause became the determining factor for the negative dynamics of PCI (-33%) and anthracite (-4%) sales. At the same time, we have tried as much as possible to meet our contractual obligations. I would like to use this opportunity to offer my deepest gratitude to our partners for their understanding and constructive approach.

“Thermal coal sales were conducted in accordance with our contractual obligations to the Far Eastern Generating Company and the Republic of Sakha (Yakutia)’s housing and utilities infrastructure. The remaining thermal coal was exported, primarily to China.

“Iron ore concentrate sales went down by 36% due to the technical health of Korshunov Mining Plant’s mining and transport equipment. At the same time, we managed to remedy the situation in 1Q2021, and in April iron ore shipments amounted to 42% of the entire volume sold in the reporting period.

“In 4Q2020, our sales company Mechel Carbon shipped two shiploads of coke totaling 100,000 tonnes from our accumulated stock to one of our key clients. This fact reflected on the coke sales dynamics in the following quarter (-19%).

“As intra-Group supplies of raw materials for steelmaking declined, pig iron output went down by 13% quarter-on-quarter, and steel output slumped by 15%. The reporting period was characterized by a confident growth of average prices on steel products, which offset the negative sales dynamics.

“Sales of long rolls went down by 7% quarter-on-quarter. As for the universal rolling mill’s output, the 31-percent decrease in rail sales was due to our shipping the remaining rails intended for construction of Moscow’s new metro stations in 4Q2020, ahead of schedule. Sales of the universal rolling mill’s sections went down by 16% due to the seasonal slump in demand for beams. The mill has formed an additional stockpile of construction products, which will enable us to increase sales in the next reporting period. We pay extra attention to sales of stainless long rolls, which have picked up and demonstrated a 22-percent growth quarter-on-quarter.

“Flat roll sales went down by 8% due to ongoing repairs at Chelyabinsk Metallurgical Plant.

“Hardware sales went down by 17% due to a traditional slump in demand for wire and other hardware in the first quarter. We have begun preparations for the new construction season well in advance, ensuring a wide range of hardware in our Mechel Service sales network’s storage facilities.

“Forgings sales went up by 3% as some of the volumes sold in 4Q2020 were actually shipped in this reporting period. Stampings sales grew by 87% due to improved demand from wagonbuilding companies.

“In 1Q2021, our power division’s facilities produced 3% less electricity year-on-year due to a larger volume of repairs. Heat generation went up by 12% year-on-year and by 17% quarter-on-quarter due to temperature factors and increased steam consumption by the Group’s enterprises.”

Production:

Product Name	1Q2021, thousand tonnes	1Q2020, thousand tonnes	%	1Q2021, thousand tonnes	4Q2020, thousand tonnes	%
Run-of-Mine Coal*	2,642	4,279	-38	2,642	2,816	-6
Pig Iron	771	872	-11	771	883	-13
Steel	849	876	-3	849	1,000	-15
Electric power generation (thousand kWh)	854,503	884,354	-3	854,503	855,671	0
Heat power generation (Gcal)	2,063,718	1,836,563	+12	2,063,718	1,763,468	+17

Sales:

Product Name	1Q2021, thousand tonnes	1Q2020, thousand tonnes	%	1Q2021, thousand tonnes	4Q2020, thousand tonnes	%
Coking Coal Concentrate*	876	1,424	-38	876	1,140	-23
Including coking coal concentrate supplied to third parties	487	1,048	-54	487	720	-32
PCI	254	445	-43	254	378	-33
Including PCI supplied to third parties	254	445	-43	254	378	-33
Anthracites	360	268	+34	360	377	-4
Including anthracites supplied to third parties	320	212	+51	320	339	-6
Thermal Coals*	977	882	+11	977	1,167	-16
Including thermal coals supplied to third parties	701	619	+13	701	896	-22
Iron Ore Concentrate	327	572	-43	327	513	-36
Including iron ore concentrate supplied to third parties	8	7	+15	8	8	0
Coke	616	623	-1	616	756	-19
Including coke supplied to third parties	238	198	+20	238	336	-29
Ferrosilicon	18	13	+42	18	16	+10
Including ferrosilicon supplied to third parties	13	8	+63	13	13	0
Long Rolls	564	648	-13	564	607	-7
Flat Rolls	105	124	-15	105	115	-8
Hardware	117	133	-12	117	141	-17
Forgings	9	12	-29	9	9	+3
Stampings	12	23	-46	12	7	+87

*Excluding volumes produced by Elga Coal Complex which is no longer part of the Group.

Universal Rolling Mill:

Product Name	1Q2021, thousand tonnes	1Q2020, thousand tonnes	%	1Q2021, thousand tonnes	4Q2020, thousand tonnes	%
Sales of rails	17	116	-86	17	24	-31
Sales of sections	82	76	+8	82	98	-16

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: May 20, 2021

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